Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement of Intention to Delist American Depositary Shares from the New York Stock Exchange And Intention To Deregister And Terminate Reporting Obligations Under The U.S. Securities Exchange Act

This announcement is made by Sinopec Shanghai Petrochemical Company Limited (the “Company”) in accordance to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance and Rule 13.09(2)(a) and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The Company notified the New York Stock Exchange (the “NYSE”) on 12 August 2022 (eastern time of the United States) that it intends to voluntarily delist its American depositary shares (the “ADSs”) representing Class H ordinary shares of the Company (the “H Shares”) from the NYSE (the “Delisting”) and, when the legal conditions are met, terminate its registration of such ADSs and the reporting obligations under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The decision of the Delisting is based upon a number of considerations including, the small number of underlying H shares represented by the ADSs issued by the Company relative to the total number of the Company’s H Shares, the limited trading volume of the ADSs relative to the worldwide trading volume of the Company’s H Shares and the considerable administrative burden and cost of maintaining the listing of the ADSs on the NYSE, the registration of the ADSs and the underlying H Shares with the U.S. Securities and Exchange Commission (the “SEC”) and complying with the periodic reporting and other relevant obligations under the Exchange Act. The board of directors of the Company approved the Delisting and the deregistration of such ADSs and the underlying Class H Shares under the Exchange Act upon certain legal conditions being met.

The Company intends to file a Form 25 with the SEC on or before 26 August 2022 for the Delisting of the ADSs. The Delisting is expected to become effective ten days thereafter.

Once the Delisting becomes effective, the ADSs of the Company will no longer be listed and traded on the NYSE. When the relevant requirements of the Exchange Act have been met, the Company expects, based upon future circumstances, to terminate the registration of the ADSs and underlying H Shares under the Exchange Act and the associated disclosure obligations. The Company will also take into account the practical situation in the future and consider whether to terminate the provisions of the depositary agreement under appropriate circumstances.

The Company reserves its rights in all respects to delay or withdraw the aforementioned actions prior to their effectiveness and will issue further announcement if required under the Listing Rules or other applicable laws.

The Company will continue to comply with the information disclosure obligations stipulated by the Listing Rules and maintain smooth communication with investors.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Liu Gang Joint Company Secretary

Shanghai, the PRC, 12 August 2022

As at the date of this announcement, the executive directors of the Company are Wu Haijun, Guan Zemin, Du Jun and Huang Xiangyu; the non-executive directors of the Company are Xie Zhenglin and Peng Kun; and the independent non-executive directors of the Company are Li Yuanqin, Tang Song, Chen Haifeng, Yang Jun and Gao Song.

2